SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Form 6-K

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

For May 6, 2005

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

		By:	/s/:Alida Gualtieri
General Counsel & Secretary

Dated:	May 6, 2005